May 15, 2013

VIA EDGAR

Mr. David Orlic

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Comment Letter dated May 10 , 2013 with respect to Empire State Realty Trust, Inc. Definitive Additional Proxy Soliciting Materials Filed on Form 425 on May 6, 2013, File No. 333-179485

Dear Mr. Orlic:

On behalf of Malkin Holdings, LLC (“Malkin Holdings”) and Empire State Realty Trust, Inc. (the “Company”), the following are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 10, 2013.

For convenience of reference, each Staff comment contained in your May 10, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response. Please note that references to “we,” “our” and “us” refer to the Company or Malkin Holdings, as applicable.

1. You have adopted several statements from individual security holders in your solicitation materials. In particular, we note your statement that “… the Edelmans are obviously ignoring the simple democratic principle of majority rules. I find it immoral to deprive so many of us from realizing huge profits from the proposal.” The consolidation and third-party portfolio proposals are not subject to majority vote, and so references to “the simple democratic principle of majority rules” do not appear to be appropriate. Furthermore, you must avoid issuing statements that impugn the character, integrity or personal reputation of a person, or make charges concerning improper or immoral conduct, without factual foundation. Advise us how you plan to address this in your filings.

We understand the Staff’s concern. While these letters were unsolicited letters drafted independently and represent the viewpoint of non-affiliated investors, we understand that we would be considered to have adopted these letters by forwarding them as samples of other viewpoints and are responsible for their content. These letters were provided to present other investors’ points of view, much as Richard Edelman and those working with him do on the conference calls they sponsor

We recognize that some of the statements in the letter are stronger than statements that have been made in the Form S-4 or in supplemental letters sent by us to participants. In addition, we acknowledge the staff’s views that certain of the statements could be interpreted as addressing the motives of the Edelmans.

When we sent out the investor letters, we understood that we would be considered to have adopted the content of investor letters, and we redacted statements in one of the letters which could be interpreted as attacking the motives of the Edelmans. To the extent that letters are forwarded in the future, they will be even more carefully screened to avoid including statements that could be interpreted as impugning the character, integrity or personal reputation of a person, or make charges concerning improper or immoral conduct.

2. We note your statement that “the Empire State Building will definitely make money, and our unit values will go up. This is a win/win for us.” Please provide support for this assertion. If you are unable to provide support, advise us how you plan to address this in your filings.

This letter is also an unsolicited letter drafted independently, which represents the viewpoint of a non-affiliated investor and has been provided to present other investors’ points of view. As set forth in our response to comment 1, we understand that we would be considered to have adopted the statements in this letter and will even more carefully monitor statements in any future investor letters that we send out to make sure that they do not include similar statements.

3. We note the statements contained in the cover letter from Mr. Silver, which we understand was disseminated to security holders. Rule 14a-9 characterizes as misleading any material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation. Refrain from making any such statements in future filings.

As we advised you, the separate letter from Mr. Silver was included as a result of a misunderstanding between the Company and its counsel. We will refrain from making any such statements in future filings.

Yours truly,

/s/ Larry Medvinsky
Larry Medvinsky
Clifford Chance US LLP

/s/ Arnold Jacobs
Arnold Jacobs
Proskauer Rose LLP

cc: Anthony E. Malkin